October 7, 2010
Securities and Exchange Commission
Division of Corporate Finance
100 F St., N.E.
Washington, D.C. 20549

Re:	Hicks Acquisition Company II, Inc. Registration Statement on Form S-1 File No. 333-167809
Ladies and Gentlemen:
In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the underwriters, hereby join with Hicks Acquisition Company II, Inc.’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on October 8, 2010 at 12:00pm, Eastern Standard Time or as soon as practicable thereafter. This letter supersedes our letter dated October 5, 2010.
The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:
(i)	Date of preliminary prospectus: September 20, 2010

(ii)	Approximate dates of distribution: September 20, 2010 to October 8, 2010

(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 5

(iv)	Number of prospectuses so distributed: 4,165

(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Citigroup Global Markets Inc.
[Signature page follows]

Very truly yours,
Citigroup Global Markets Inc.

By:	/s/ Jason Cunningham
Name: Jason Cunningham
Title: Managing Director